Exhibit (a)(1)
Dobson Communications Corporation Announces
Results of Preferred Stock Exchange Offer
OKLAHOMA CITY, Aug. 22, 2005 — Dobson Communications Corporation (Nasdaq:DCEL) today announced the results of its exchange offer and consent solicitation relating to its 12.25% Senior Exchangeable Preferred Stock and its 13% Senior Exchangeable Preferred Stock. The exchange offer and consent solicitation expired at 12:00 Midnight, New York City time, on Friday, August 19, 2005 and has not been extended.
Based on information provided by the exchange agent and the information agent for the exchange offer and consent solicitation, 45,865 shares of 12.25% Senior Exchangeable Preferred Stock were tendered and not withdrawn and 192,663 shares of 13% Senior Exchangeable Preferred Stock were tendered and not withdrawn. In accordance with the terms of the exchange offer and consent solicitation, Dobson has accepted 32,327 shares of 12.25% Senior Exchangeable Preferred Stock and 135,029 shares of 13% Senior Exchangeable Preferred Stock. The final proration factors for the exchange offer and consent solicitation are approximately 70.48% for the 12.25% Senior Exchangeable Preferred Stock and approximately 70.07% for the 13% Senior Exchangeable Preferred Stock.
The settlement date is expected to be August 23, 2005, subject to the terms and conditions of the exchange offer and consent solicitation, including the effectiveness of the resale shelf registration statement Dobson filed in connection with the exchange offer and consent solicitation to permit the resale of shares of Class A Common Stock to be issued to certain locked-up holders that tendered shares in the exchange offer and consent solicitation occurring on or about the time of the closing. The total cash consideration is expected to be approximately $50.2 million and the total number of shares of Class A Common Stock expected to be issued is approximately 28,249,729 shares.
Dobson also announced that it has received the requisite consents from the holders of the 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock to (1) amend the respective certificate of designation governing each such series of preferred stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of preferred stock for a period of 18 months from the expiration date of the exchange offer and consent solicitation, after which time a revised set of covenants would be applicable to each such series of preferred stock so long as an aggregate of 15,000 shares of 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock are outstanding, and (2) waive compliance by Dobson with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months after the expiration date of the exchange offer and consent solicitation. The amendments must also be approved by the holders of Dobson’s common stock to become effective.
Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Web site at www.dobson.net

CONTACT:	Dobson Communications Corporation Richard Sewell, Treasurer (405) 529-8674